Robert P. Wason
Chief Financial Analyst
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

January 16, 2001

Re:   SEC File No. 70-9145

Dear Bob:

In accordance with your letter of January 10, 2001, a Certificate of Withdrawal of the Application or Declaration on Form U-1 in the captioned file is transmitted herewith.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer

TGB/mms



                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


------------------------------------------------
          In the Matter of                      :
AMERICAN ELECTRIC POWER COMPANY, INC.           :
AEP RESOURCES, INC.                             :     CERTIFICATE OF
AEP PRO SERV, INC.                              :      WITHDRAWAL OF
[formerly AEP RESOURCES SERVICE COMPANY]        :       APPLICATION
AEP ENERGY SERVICES, INC.                       :           OR
1 Riverside Plaza                               :       DECLARATION
Columbus, Ohio 43215                            :            ON
                                                :        FORM U-1
            File No. 70-9145                    :
                                                :
(Public Utility Holding Company Act of 1935)    :
------------------------------------------------


American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended, AEP Resources, Inc., AEP Pro Serv, Inc. (formerly AEP Resources Service Company) and AEP Energy Services, Inc. wholly-owned non-utility subsidiaries of AEP, hereby withdraw their Application or Declaration on Form U-1 in File No. 70-9145, heretofore filed with the Commission on August 28, 1998.

                        AMERICAN  ELECTRIC POWER COMPANY, INC.
                        AEP ENERGY SERVICES, INC.
                        AEP PRO SERV, INC.
                        (formerly AEP RESOURCES SERVICE COMPANY)
                        AEP RESOURCES, INC.


                        By_/s/ Thomas G. Berkemeyer__
                               Assistant Secretary


Dated:  January 16, 2001